SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 February 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

February 3, 2009

HAYWARD PLEDGES TO KEEP BP ON COURSE, WITH OUTPUT  RISE
AND EXPECTED RESERVES REPLACEMENT OVER 100 PER CENT

BP today announced record full-year replacement cost profits of $25.6 billion for 2008, a jump of 39 per cent compared with 2007. Dividends per share paid for the year were up by 30 per cent in dollars and 40 per cent in sterling. Overall distributions to shareholders in 2008 were $13.3 billion, including $3 billion of share buybacks. Total investment for the year totalled $30.7 billion, including acquisitions and asset exchanges.

Replacement cost profit for the fourth quarter was $2.6 billion, down 24 per cent on the corresponding quarter of 2007.

BP chief executive Tony Hayward said the depressed fourth quarter result mainly reflected the recent dramatic fall in the world price of crude oil. There was also a net adverse effect of $900 million from items not expected to recur in future quarters.

These items, which arose from the unprecedented volatility of oil prices and exchange rates during the fourth quarter, included a TNK-BP loss of $700 million arising from excise duty lags and impairments, foreign exchange losses in the downstream business, and a one-off increase in the tax rate for the quarter.

Hayward said the key measure of operating cash flow was $5.6 billion for the quarter, up around a third on a year ago. He described BP's underlying financial and operational performance as "continuing to show powerful recovery".

"We have established very strong momentum in 2008 in our drive to strip out overhead costs and to make BP simpler and more efficient. There will be no let-up in that momentum which gives me great confidence that we are well positioned for the challenge of the next few years." Setting out the financial highlights of 2008, he cited:

  The record replacement cost profit of $25.6 billion, up 39 per cent on 2007

  Post-tax operating cash-flow of $38.1 billion, up 54 per cent

  Organic capital spending of $21.7 billion, excluding acquisitions and asset exchanges

  Total dividends paid per share in dollars of 55.05 cents, up 30 per cent, and in sterling of 29.4p, up 40 per cent

  Overall distributions to shareholders of $13.3 billion, including $3 billion of share buybacks

  A strong balance sheet with year end gearing of 21 per cent - at the bottom of a target range of 20-30 per cent.

In key strategic areas too, BP had delivered exceptional performance, with significant new access in North America in particular, he said. "The year was one of the best in the last decade for exploration. We made significant discoveries in the US Gulf of Mexico, Angola, Algeria, Egypt and the North Sea, which underline the strength and breadth of our upstream portfolio".

"We expect that this will enable us to achieve a resource-to-production replacement ratio of more than 200 per cent and reserves replacement of over 100 per cent."

"Downstream, we are working hard to restore earnings momentum and have already closed about  $2 billion of the performance gap we saw a year ago between us and our competitors."

Reviewing operational performance, Hayward said: "A year ago we set out a plan to deliver safe and reliable operations, to restore revenues and reduce the complexity and cost structure of BP. We have done exactly that."

Excluding production-sharing impacts, 2008 oil and gas production rose by 5 per cent. Nine new major projects saw start-up, including Thunder Horse in the US which has proved a particular success and is currently running at around 200,000 barrels a day.

Downstream, full economic capability has been rebuilt at the US Texas City and Whiting refineries and refining availability in the fourth quarter rose to 91 per cent, the highest level in over three years.

Hayward said BP was making solid progress in reducing costs. "Our cash costs fell in the fourth quarter despite higher energy bills and inflation in the industry that was running at 15 per cent in mid-2008. Across the group we are beginning to see the impact of our cost-cutting drive, with costs falling year on year upstream and downstream and, above all, in our overheads which were down by $500 million in the fourth quarter."

Staff reductions to drive down corporate overheads totalled some 3,000 in 2008 and are expected to exceed the original target of 5,000 by the middle of 2009. "We have made good progress in slimming and simplifying the organisation  while at the same time strengthening the front line, but we're not being complacent," he said. "In the current climate we especially need to maintain the momentum we have established in the drive to make BP more efficient. The mantra in BP today is: 'Every dollar counts, every seat counts.'"

Predicting likely organic capital spend of between $20 billion and $22 billion in 2009, Hayward concluded: "I expect our production to continue to grow this year. Exactly how much will depend on OPEC constraints, along with the oil price and its impact on production-sharing contracts. I also envisage our refining availability will be materially higher this year than last. I expect costs to continue to fall both from the actions we've already taken and as we begin to drive deflation into the supply chain."

"On the basis of our current plans, we expect 2009 cashflows to balance at an oil price of between $50 and $60 a barrel, with that break-even point continuing to reduce as upstream volumes grow, the full turnaround of the downstream is realised, and our ongoing cost initiatives deliver further benefits across all parts of the group."

"Our priorities are clear: continue to invest in safe and reliable operations, pay the dividend, and invest to grow our upstream business. We intend, above all, to hold our course. At BP we have been managing volatility for 100 years, in good times and bad. The next year or two will be challenging, but we are well-placed to meet that challenge."

For further information:

BP Press Office +44 (0)207 496 4076

Cautionary statement: This press release contains forward-looking statements particularly those regarding continuing momentum in stripping out overhead costs and making BP simpler and more efficient; positioning to meet future challenge; resource-to- production replacement ratio; progress in exceeding target headcount reductions; organic capital spend; production growth; refining availability; costs; cashflows and continuing to invest in safe and reliable operations, pay dividends and investing to grow the upstream business. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage.. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

                                                                                - ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary